UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE	OMB Number:	323500080
COMMISSION	Expires:	February 28, 2009
Washington, D.C. 20549	Estimated average burden
hours per response...............1.00

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33742

SPA ETF TRUST, NYSE ARCA, INC.

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Tower 49

12 East 49th Street

New York, New York 10017

1-877-772-3831

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Shares of Beneficial Interest, no par value, of the following portfolios:

SPA MarketGrader 40 Fund

SPA MarketGrader 100 Fund

SPA MarketGrader 200 Fund

SPA MarketGrader Small Cap 100 Fund

SPA MarketGrader Mid Cap 100 Fund

SPA MarketGrader Large Cap 100 Fund

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐  Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

☒  Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, SPA ETF Trust certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

March 26, 2009	By	/s/ Antony Peter Drain	President
Date		Name	Title

(1)  Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

SEC 1654(03-06)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.